EXHIBIT 21

SUBSIDIARIES OF STAGE STORES, INC.

Name	State of Formation	Ownership
Specialty Retailers, Inc.	TX	100%
Specialty Retailers (TX) LP	TX	100%
SRI General Partner LLC	NV	100%
SRI Limited Partner LLC	NV	100%